UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Aramex International Limited
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   G04450 10 5
               -------------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
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             (Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04450 10 5                 13G                 Page 2 of 6 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Rula Ghandour
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jordan
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                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    618,750 shares of Common Stock.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |    0
         PERSON               |-------------------------------------------------
          WITH                | 7  SOLE DISPOSITIVE POWER
                              |
                              |    618,750 shares of Common Stock.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
                              |    0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,250 shares of Common Stock. See Item 4
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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     26.27% of shares of Common Stock.  See Item 4.
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12   TYPE OF REPORTING PERSON

     IN
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ITEM 1(a). Name of Issuer:

           Aramex International Limited

ITEM 1(b). Address of Issuer's Principal Executive Offices:

           P.O. Box 3371
           Amman 11181 Jordan

CUSIP No. G04450 10 5                 13G                 Page 3 of 6 Pages
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ITEM 2(a). Name of Person Filing:

           Rula Ghandour

ITEM 2(b). Address of Principal Business Office:

           P.O. Box 3371
           Amman 11181 Jordan

ITEM 2(c). Citizenship:

           Jordan

ITEM 2(d). Title of Class of Securities:

           Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(e). CUSIP Number:

           G04450 10 5

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
      (b)  |_|  Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                78c);
      (c)  |_|  Insurance  Company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c);
      (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e) |_| An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);
      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)  |_| Group, in accordance with ss.240.13d-1(1)(ii)(J).

ITEM 4.    Ownership.

       (a) Amount Beneficially Owned:

           As of December 31, 1998, Ms. Ghandour may be deemed to beneficially own 1,321,250 shares of Common Stock, which includes 100,000 shares of Common Stock issuable upon exercise of ten year, non-qualified options at an exercise price of $7.70 per share held by Ms. Ghandour's spouse, Mr. Fadi Ghandour and 602,500 shares of Common Stock held by Mr. Ghandour.

CUSIP No. G04450 10 5                 13G                 Page 4 of 6 Pages
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      (b) Percent of Class:

           As of December 31, 1998, Ms. Ghandour may be deemed to be the beneficial owner of an aggregate of 1,321,250 shares of Common Stock, which constituted approximately 26.27% of the 4,929,688 shares of Common Stock outstanding as of August 14, 1998 (as reported in the Company's Notice of Annual Meeting of Shareholders and Proxy Statement, dated August 14, 1998, SEC File No.
           000-29018).

      (c) Number of shares as to which such person has:

           (i)   Sole power to vote or direct the vote:

                 618,750 shares of Common Stock. See Item 4(a) above.

           (ii)  Shared power to vote or direct the vote:

                 0 shares of Common Stock.

           (iii) Sole power to dispose or to direct the disposition of:

                 618,750 shares of Common Stock. See Item 4(a) above.

           (iv)  Shared power to dispose or to direct the disposition of:

                 0 shares of Common Stock.

                 Mr. William Kingson, Mr. Fadi Ghandour and Ms. Rula Ghandour have entered into a Shareholders Agreement with Airborne Freight Corporation ("Airborne") which among other things provides (i) if Aramex International Limited (the "Company") transfers any shares of its Common Stock to listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments, Airborne has the right to sell all of its shares of Common Stock to the Company on the same terms and conditions as the sale to such other company, and
                 (ii) if Messrs. Kingson and Ghandour or Ms. Rula Ghandour transfer any shares of Common Stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air, freight or air express shipments, it shall be a condition to such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of Common Stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour or Ms. Ghandour.

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not Applicable.

ITEM 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

           Not Applicable.

ITEM 8.    Identification and Classification of Members of the
           Group.

           Not Applicable.

CUSIP No. G04450 10 5                 13G                 Page 5 of 6 Pages
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ITEM 9.    Notice of Dissolution of Group.

           Not Applicable.

ITEM 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose effect.

CUSIP No. G04450 10 5                 13G                 Page 6 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     02/13/99
                                        ----------------------------------------
                                                      (Date)


                                                /s/Rula Ghandour
                                        ----------------------------------------
                                                   Rula Ghandour